UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Alliance Bancorp of New England, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01852Q109

(CUSIP Number)

Joseph H. Rossi, c/o Alliance Bancorp of New England, Inc.
348 Hartford Turnpike, Vernon, CT 06066 (860) 875-2500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on the following pages)

Back to Contents

CUSIP No. 01852Q109

	1.	Names of Reporting Persons: Joseph H. Rossi I.R.S. Identification Nos. of the Above Persons (entities only): N/A

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions): BK

	5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship of Place of Organization: U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power: 150,693

		8.	Shared Voting Power: 23,648

		9.	Sole Dispositive Power: 150,693

		10.	Shared Dispositive Power: 23,648

	11.	Aggregate Amount Beneficially Owner by Each Reporting Person: 174,341

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11): 5.58%

	14.	Type of Reporting Person (See Instructions): IN

Back to Contents

     This Amendment No. 2 to the Schedule 13D filed on December 5, 2002 (the “Schedule 13D”) by Joseph H. Rossi relates to shares of Common Stock of Alliance Bancorp of New England, Inc., a Delaware corporation. Capitalized terms used herein but not defined shall have the meanings attributed to them in Schedule 13D. Except as amended and supplemented hereby, Schedule 13D remains in full force and effect.

Item 5      Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety as follows:

     (a) The aggregate number and percentage of the Issuer’s Common Stock beneficially owned by Mr. Rossi is as follows:

Number of Shares Beneficially Owned	Percentage of Outstanding Shares Beneficially Owned

174,341(1)	5.58%(2)

___________________

(1) Includes 23,318 shares held jointly by his wife and 330 shares held jointly with minor children. Also includes 112,813 shares presently exercisable options.

(2) Based on a total of 3,125,960 shares of Common Stock outstanding, options granted, and options available for issuance as of October 24, 2003.

     (b) Number of shares as to which Mr. Rossi has:

(i) sole power to vote or direct the vote: 150,693 shares(3)
(ii) shared power to vote or to direct the vote: 23,648 shares
(iii) sole power to dispose or to direct the disposition: 150,693 shares(3)
(iv) shared power to dispose or to direct the disposition: 23,648 shares

_________________

(3) Includes 112,813 shares presently exercisable options.

     (c) On October 24, 2003, Mr. Rossi exercised options to purchase 17,598 shares of Common Stock of the Issuer at an exercise price of $4.38 per share pursuant to a grant of options in 1993 by the Board of Directors to Mr. Rossi.

     (d) Not applicable.

     (e) Not applicable.

Back to Contents

SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2003

/s/ Joseph H. Rossi

Joseph H. Rossi

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)